Exhibit 99.2

Company Presentation January 2016 © 2016 Kitov Pharmaceuticals Holdings Ltd. Kitov Pharmaceuticals Streamlined Late - Stage Drug Development

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . All statements in this communication, other than those relating to historical facts, are "forward - looking statements" within the meaning of applicable securities laws . These forward looking statements relate to our business and financial performance and condition, as well as our plans, strategies, objectives and expectations for our business, operations and financial performance and condition . However, these forward - looking statements are not guarantees of future performance and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause actual results to differ materially from our expectations include, among others : the risk that drug development involves a lengthy and expensive process with uncertain outcome ; Kitov's ability to successfully develop and commercialize its pharmaceutical product ; the length, progress and results of any clinical trials ; the introduction of competing products ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals to commercialize Kitov's products ; the difficulty in evaluating business prospects ; lack of sufficient funding to finance the clinical trials ; the difficulty of predicting actions of the USA FDA ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; changes in the global pharmaceutical industry ; European Medicines Agency and other regulatory authority approvals ; natural disasters ; labor disputes ; rising interest rates ; general market, political or economic conditions in the countries in which we operate ; volatility or crises In the financial market ; arbitration, litigation and regulatory proceedings ; and war or acts of terror . Forward - looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties . You should not unduly rely on any forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward - looking statements will be achieved or will occur . Readers are urged to carefully review and consider the various disclosures made in the Company’s reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects . These forward - looking statements speak only as of the date of this presentation, and we assume no obligation to update or revise these forward - looking statements for any reason, whether as a result of new information, future events or otherwise, except as required by law . More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd . 's Registration Statement on Form F - 1 filed with the SEC, which is available on the SEC's website, www . sec . gov . Forward Looking Statements

About Kitov Pharmaceuticals Our Market Our Drugs Our Development Plan

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Company Financials • Founded in 2010 , became a public company on the TASE in July 2013 • Successful IPO on NASDAQ in November 2015 • 3.8 M outstanding ADS • Market cap: $ 13.5 M * • $ 22 M total investment to date • >$ 10 M cash on hand, no debt * As of December 14 , 2015  Company’s ordinary shares ticker : KTOV Company’s American Depository Shares ( representing 20 ordinary shares) ticker : KTOV

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Company Overview • Kitov Pharmaceuticals is a biopharmaceutical company focused on the late - stage development of therapeutic candidates that can make a meaningful impact on people’s lives • Pivotal Phase III trial of lead drug candidate KIT - 302 met its primary efficacy endpoint & the Company plans to file an NDA for marketing approval in 2016 to address multi - billion dollar market • Kitov is focusing on the simultaneous treatment of two clinical conditions through the development of combination drugs – drugs that integrate two existing effective drugs into one unit • Where applicable, Kitov leverages its deep regulatory and clinical - trial expertise to seek FDA approval for the commercialization of therapeutic candidates through shortened regulatory paths • Kitov intends to commercialize its therapeutic candidates through licensing and other commercialization arrangements with pharma companies on a global and/or territorial basis • Kitov may also evaluate, on a case - by - case basis, co - development and similar arrangements, as well as independent commercialization of its therapeutic candidates

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Company Status • Pipeline of two combination drugs – KIT - 301 * and KIT - 302 - intended to simultaneously treat pain caused by Osteoarthritis (OA) and hypertension, a known side effect of existing drugs intended to treat OA - induced pain (NSAIDs) • The FDA has approved the Phase III clinical trial design for KIT - 302 , in a Special Protocol Assessment, in accordance with the shortened regulatory pathway, Section 505 (b)(2) • The sole required Phase III Clinical Trial for KIT - 302 was completed in November 2015 , successful final results were announced on December 15 , 2015 • Strategic agreement with Dexcel Ltd. for the formulation and manufacture of KIT - 302 required for submission of a New Drug Application (NDA) to the FDA • Submission to FDA of an NDA is expected in 2016  * The Company is currently focusing on KIT - 302

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Team Paul Waymack, M.D., Sc.D.; Chairman of the Board - Former academic transplant surgeon and former FDA medical officer. Over 15 years of experience in drug development as a consultant to major pharmaceutical companies. Responsible for the Medical Development of the Company Isaac Israel; CEO - Biotechnology entrepreneur and executive, founding CEO of BeeContact Ltd . ( TASE:BCNT ), Chairman of NextGen Biomed (TASE: NXGN) Simcha Rock, CPA, MBA; CFO - Formerly Senior VP at Edmond de Rothschild Private Equity Management Ltd. responsible for financial, legal, and operational functions for investment funds and target companies William Berlin, PhD ; Chemistry Manager - Former FDA chemist, with over 15 years experience in drug development and consulting to multi - national and emerging biotech and pharmaceuticals companies Gil Ben - Menachem, Ph.D. MBA, VP Business Development – over 15 years experience in managerial and business development roles at Teva Pharmaceuticals, Dexcel Pharma , Ophthalix , and Paramount Biosciences.

About Kitov Pharmaceuticals Our Market Our Drugs Our Development Plan

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development About Combination Drugs • The objective : to provide improved medical treatment of patients diagnosed as suffering from two or more different diseases • The cost of developing a combination drug could be materially lower than developing a new chemical entity • Reduced development risk - the component drugs have established their efficacy and safety profile in the market • Potential marketing advantage for a combination drug vs . its individual components

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Osteoarthritis & Hypertension • Osteoarthritis (OA ), the most common type of arthritis, causes the loss of cartilage, decreased mobility, and significant pain • Incidence of OA increases with age • Many drugs, including NSAID’s , are effective for treating OA pain • NSAIDs have a significant deleterious side effect: elevated blood pressure, which may cause hypertension (HTN ) • HTN is known as the “silent killer”. Any increase in blood pressure above 120 / 70 has been shown to increase the risk of heart attack, stroke and death . • 27 million people in the U.S. suffer from OA, of whom 13.5 million people may suffer from both OA and hypertension • Many OA sufferers do not receive NSAID’s due to the patients’ and their physicians’ fear of elevated blood pressure • There is currently no single medication on the market that simultaneously treats both OA and HTN

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development NSAIDs and Antihypertensives Since 2005 NSAID’s carry a “Black Box” labeling Warning in the U.S. of increased cardiovascular risks:  In July 2015 the FDA issued a Safety Announcement stating its intention to : • R equire labels for prescription NSAIDs to indicate that the risk of heart attack or stroke associated with NSAID’s, can occur as early as the first weeks of using an NSAID and may increase with longer use • Strengthen the current Labeling Warning, in effect since 2005

About Kitov Pharmaceuticals Our Market Our Drugs Our Development Plan

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Expected NDA Submission to FDA Combination Indication Product H 2 2016 Celecoxib (Celebrex®) + Amlodipine besylate  Osteoarthritis KIT - 302 - Naproxen (Aleve®) + Isradipine Osteoarthritis KIT - 301 * * The Company is currently focusing on KIT - 302 NOTE: The component APIs of both KIT - 301 and KIT - 302 are expected to be generic by the time they are commercialized. Kitov’s Combination Drug Pipeline

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development • KIT - 302 combines an NSAID, celecoxib (Celebrex ®) , the only COX - 2 selective NSAID approved in the U . S . , with a well - known anti - hypertensive ( amlodipine besylate) to : • Treat OA pain, while • Treating the side effect of elevated blood pressure (which may cause HTN), or even • Treating pre - existing high blood pressure (hypertension) • In August 2011 FDA issued a Safety Information Announcement stating : No such Safety Information release was issued with regard to amlodipine besylate, a calcium channel blocker, which is used in our therapeutic candidates . • Administration of amlodipine besylate is once daily, matching Celebrex® administration “ .. In patients who are elderly, volume - depleted (including those on diuretic therapy), or with compromised renal function, co - administration of NSAIDs , including selective COX - 2 inhibitors, with angiotensin II receptor antagonists … or ACE inhibitors , may result in deterioration of renal function, including possible acute renal failure . ” KIT - 302 Rationale

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Advantages vs. Current Treatment • Patients’ compliance in taking prescribed anti - HTN medications is poor • We believe that adding a pain reliever to an anti - HTN prescription medicine will improve compliance • We provide a combination solution that does not exist in the market today, and which provides real advantages:  Patient Advantages • Simultaneous treatment of two severe medical conditions • Convenience of taking one pill instead of two • Lower cost for one drug as opposed to two drugs Physician Advantages • Simultaneous treatment of two severe medical conditions • Improve patient compliance • Reduces concerns related to NSAID side effects

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development • FDA policy (March 2011 ) states that a drug that lowers blood pressure will be permitted to carry the following in its labeling: • FDA informed us in writing this labeling may be used on the package insert of KIT - 302 • Following FDA approval of KIT - 302 , physicians’ choice in treating OA pain will be: Once approved, KIT - 302 will be the only drug in the market able to claim simultaneous treatment of OA pain and treatment of hypertension KIT - 302    with labeling noting reduction of blood pressure and lowering the risk of heart attack, stroke and death Labeling Advantage  9 OR NSAID    pain relief drug with its “black box”, warning of the risk of heart attack, stroke, and death 8

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Intellectual Property and Exclusivity • Two Patent Families Pending: • Pharmaceutical Formulations And Methods Of Use Which Combine NSAID Compounds With Anti - Hypertensive Compounds • Methods For Ameliorating Drug Induced Elevations In Blood Pressure Via Adjunctive Use Of At Least One Anti - Hypertensive • At least 3 years’ exclusivity in the U.S (under FDA guidelines) and 7 to 10 years in European countries * * Subject the Company being the first to file an NDA

Marketing Considerations

- The global market for NSAID's is billions of dollars annually
- World-wide sales of Celebrex® alone were $2.7 billion in 2014, ~$1B in 2015 (due to generic competition)
- The Vimovo® (naproxen/esomeprazole magnesium) Case Study:
  - A fixed-dose combination developed by Pozen Inc., primarily commercialized by Astra Zeneca
  - Treats gastro side effects of a non-selective NSAID
  - Drug was approved by the FDA in 2010
  - HORIZON Pharma acquired the U.S. rights to Vimovo™ from AstraZeneca in November 2013 for $35 million + certain royalty and milestone payments
  - Vimovo's net sales in the U.S. reached $163 million in 2014
- Following the successful completion of our Phase III clinical trial, Kitov intends to:
  - License its drugs to larger pharmaceutical companies
  - Negotiate reimbursement arrangements with insurers

kitov PHARMACEUTICALS

Kitov Pharmaceuticals Streamlined Late-Stage Drug Development

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About Kitov Pharmaceuticals Our Market Our Drugs Our Development Plan

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development • FDA approved the following development plan : • One Phase III clinical trial : • Initial 150 patients • 2 weeks of treatment per patient • Based on amlodipine besylate 10 mg (marketing approval is planned for 3 dosages, 2.5 mg, 5 mg, 10 mg) • No need to demonstrate or measure efficacy in treatment of pain caused by osteoarthritis • One pharmacokinetic study We successfully completed the Phase III trial; are about to conduct the pharmacokinetic study & are preparing NDA submission FDA Approved Development Plan

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development A double - blind, placebo controlled, multi - center Phase III clinical trial : • Initially, four arms of approximately 30 - 45 patients each over 2 weeks (placebo, celecoxib, amlodipine, KIT - 302 ) • Based on the FDA approved Adaptive Trial Design : • Statistical review following the first 150 subjects • Trial could be expanded with no statistical penalty if standard deviations are too broad • The trial’s primary end - point : • Demonstrate that the KIT - 302 arm reduction in blood pressure is at least 50 % of the amlodipine arm reduction • No need to demonstrate pain reduction • Recruitment of initial 152 patients for the trial was completed in October 2015 FDA Approved Phase III Trial Design and Status  Successful final results announced on December 15 , 2015

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development FDA Approved Phase III Trial Results  Daytime Systolic Daytime Diastolic Nighttime Systolic Nighttime Diastolic KIT - 302 - 10.6 [ + 1.3] - 7.5 [ + 0.9] - 10.5 [ + 1.5] - 7.0 [ + 1.2] Amlodipine - 8.8 [ + 1.2] - 5.5 [ + 0.8] - 6.4 [ + 1.7] - 3.2 [ + 1.2] Celecoxib - 0.5 [ + 1.6] - 1.5 [ + 1.0] - 1.7 [ + 2.2] 0.3 [ + 1.3] Placebo - 2.1 [ + 1.6] - 0.3 [ + 1.1] - 1.4 [ + 1.8] 0.0 [ + 1.2] Primary efficacy end - point has been successfully achieved Number of patients is adequate to provide statistical significance Changes in Blood Pressure from Baseline to Finish (mm Hg + SEM)

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development KIT - 302 - NDA Approval Anticipated Q 3 2017 2017 2016 2015 Q 3 Q 2 Q 1 Q 4 Q 3 Q 2 Q 1 Q 4 Phase III Trial Final PK Study CMC NDA Submission until approval

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Status Due Date Milestone x  Done November 2013 Submit pivotal protocol to FDA x  Done January  Complete manufacture of drug supply for pivotal study x  Done March  Submit a Clinical Trial application in EU x  Done Q 2 2014 Start enrollment of patients in Phase III Trial x  Done Q 2 2015 Pilot PK study results x  Done Q 4 2015 Complete patient enrollment in Phase III Trial x  Done Q 4 2015 Phase III clinical trial top - line results x  Done Q 4 2015 Phase III clinical trial final results Q 1 2016 Complete CMC manufacturing Q 1 2016 Pre - NDA meeting + FDA response Q 2 2016 Final PK study results H 2 2016 NDA submission Q 3 2017 NDA approval Planned Milestones

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development • Dexcel Ltd. is a global pharmaceutical company (*): • Active in 20 countries, 55 drug products • Produces 5 billion tablets/capsules annually • Meets cGMP and FDA standards • Strategic agreement with Dexcel for KIT - 302 : • Dexcel to provide chemistry , manufacturing and control (CMC ) services, including : • Analytical methods and validation, stability testing • Production of batches for pharmacokinetic studies • Scale - up and manufacture supplies of KIT - 302 adequate to submit NDA to FDA (*) The information regarding Dexcel was provided by Dexcel on its company website : www . dexcel . com CMC - The Dexcel Agreement

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Why KIT - 302 ? • Innovative solution for the simultaneous treatment of two common severe medical conditions • Delivers the positive benefits of combination drugs: o reduced development risk and cost o potential marketing advantage (in marketing to physicians and patients) o reduced time to market • Provides significant regulatory benefits: o reduced regulatory risk and cost o reduced time to approval • Serious alternative to currently available drugs in a multi - billion dollar market

Kitov Pharmaceuticals Streamlined Late - Stage Drug Development Why Kitov? • Strategic focus on late - stage drug development • Deep FDA experience and fast - track regulatory expertise • Proven world - caliber team • KIT - 302 window of opportunity - Phase III final clinical results announced on December 15 , 2015  Kitov Pharmaceuticals - Streamlined Late - Stage Drug Development

US Address : 1615 Suter's Lane NW Washington DC 20007 Tel : + 1 - 202 - 965 - 2215 Thank you Kitov Pharmaceuticals Ltd. Israel Address : One Azrieli Center Round Tower 132 Menahem Begin Rd . Tel Aviv 6701101 Tel : + 972 - 2 - 625 - 4124 www.kitovpharma.com